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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of April 2003

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   X             Form 40-F
                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No   X
                             -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS

1. Other Events

     On April 14, 2003 in Singapore, the Company began distribution of the Company's proxy statement for the annual shareholders' meeting to be held on May 14, 2003. A copy of the Company's proxy statement is attached hereto as Exhibit
99.1 and is incorporated herein by reference.

2. Exhibit

     99.1 The Company's proxy statement for the annual shareholders' meeting to be held on May 14, 2003.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: April 14, 2003


                                             CHARTERED SEMICONDUCTOR
                                             MANUFACTURING LTD


                                             By: /s/ George Thomas
                                                 -------------------------------
                                             Name:  George Thomas
                                             Title: Vice President and Chief
                                                     Financial Officer

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                                 EXHIBIT INDEX


     99.1 The Company's proxy statement for the annual shareholders' meeting to be held on May 14, 2003.